SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2001.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Numbers 333-95795 and 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC. FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2001 and June 30, 2001	3
Income, Expenses and Transfers for the Plan Year ending December 31, 2001	4
Specific Assets Held As of December 31, 2001	5

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

	June 30, 2001	December 31, 2001

Plan assets and Liabilities:

Total Plan Assets	$635,939	$ --

Total Plan Liabilities	--	--

Net Plan Assets	$635,939	$ --

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2001

Income, Expenses and Transfers:
Contributions:
Employer	$ --
Participants	--

Other Income	(55,624)

Total income	(55,624)

Benefits paid	20,056

Total deductions	20,056

Net loss	$ (75,680)
Transfers from the plan	$(560,259)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC.
FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT,
REPRESENTED BY THE NATURAL GAS WORKERS UNION,
LOCAL 555, SEIU, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2001
Specific Assets:
Employer Securities	$ --

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY, INC. FOR EMPLOYEES OF THE COMPUTER OPERATIONS DEPARTMENT, REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)

Date: June 27, 2002	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee